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                           August 11, 2022

       David Morken
       Chief Executive Officer
       Bandwidth Inc.
       900 Main Campus Drive
       Raleigh, NC 27606

                                                        Re: Bandwidth Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed on February
25, 2022
                                                            File No. 001-38285

       Dear Mr. Morken:

              We have reviewed your August 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 76

   1. You state in your response to prior comment 1 that for non-GAAP purposes the company was in a cumulative
pre-tax income position in the U.S. from 2019     2021. However, you
                                                        also indicate that
given the company   s historical and forecasted non-GAAP loss positions
                                                        you concluded that a
valuation allowance was appropriate in the U.S. for non-GAAP purposes. Please
explain these apparent inconsistencies. Also, explain further the non-
                                                        GAAP tax attributes
that were used to offset non-GAAP pre-tax income and when such amounts will be fully
utilized.
 David Morken
FirstName
Bandwidth LastNameDavid  Morken
           Inc.
Comapany
August 11, NameBandwidth
           2022          Inc.
August
Page 2 11, 2022 Page 2
FirstName LastName
2. The calculations for the effective tax rate provided in your response are based on the non-
         GAAP tax adjustment as a percentage of the individual non-GAAP adjustments. Please provide us with your calculation of the non-GAAP effective tax rate using the total tax provision (benefit) on a non-GAAP basis to total non-GAAP pre-tax income (loss) and revise to disclose such rates in the footnotes to your non-GAAP reconciliations to the extent they differ from amounts already disclosed. Also, explain how you determined whether the non-GAAP income tax expense is commensurate with the non-GAAP measure of profitability. Refer to Question 102.09 of the non-GAAP
C&DIs.
       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology